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                               March 8, 2023

       Dekui Liu
       Chief Executive Officer
       INNO HOLDINGS INC.
       2465 Farm Market 359 South
       Brookshire, TX 77423

                                                        Re: INNO HOLDINGS INC.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
9, 2023
                                                            CIK No. 0001961847

       Dear Dekui Liu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted February 9, 2023

       Market Data, page 2

   1. The disclosure in the second through sixth sentences in this section appears to imply a disclaimer of
responsibility for this information in the registration statement. Please either
                                                        revise this section to
remove such implication or specifically state that you are
                                                        responsible for all
information in the registration statement.
   2. We note the disclosure in this section that "To our knowledge, certain third-party industry data that includes
projections for future periods does not take into account the effects of the worldwide
coronavirus pandemic. Accordingly, those third-party projections may be overstated and should
not be given undue weight." Please clearly disclose which data
                                                        "includes projections
for future periods does not take into account the effects of the
 Dekui Liu
FirstName  LastNameDekui
INNO HOLDINGS      INC. Liu
Comapany
March      NameINNO HOLDINGS INC.
       8, 2023
March2 8, 2023 Page 2
Page
FirstName LastName
         worldwide coronavirus pandemic."
3. Please tell us whether you commissioned any of the third-party data presented in your document and, if so, please file the consent as an exhibit.
Mobile Factory, Off-site Equipment Rental, Sales, Service, and Support, page 8

4. Please ensure that the information in the illustrations on pages 9 and 10 is legible.
Summary Risk Factors, page 13

5. Please include a bullet point to highlight the risk factor on pages 29-30 that the company may experience extreme stock price volatility unrelated to the company's actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the company's common stock.
Capitalization, page 38

6. Please revise your capitalization table to include both short and long term debt balances.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Revenues, page 41

7. Please revise to quantify the impacts of changes in price and volume on your revenues and discuss the underlying business reasons for these changes.
Liquidity and Capital Resources
Cash Flows, page 44

8. Please provide a more robust analysis of the changes in net cash used in operating activities. Your analysis should quantify all factors that affected operating cash and address the material drivers underlying those factors. Refer to
Section IV.B of SEC
         Release 33-8350.
Business, page 51

9. Please disclose, if applicable, the material terms of your written agreements with the customer that that accounted for 15% and the three customers that accounted for 91% of the company's total revenues for the fiscal years ended September 30, 2022 and
         September 30, 2021, respectively. In this regard, we note your disclosure in Note 13 on page F-20. Also, tell us why you have not filed any of the agreements as exhibits.
10. Please disclose, if applicable, the material terms of your written agreements with the suppliers that accounted for 75% and 70% of the company's total purchases for the fiscal years ended September 30, 2022 and September 30, 2021, respectively. In this regard, we note your disclosure in Note 13 on page F-20. Also, tell us why you have not filed any of the agreements as exhibits.
 Dekui Liu
FirstName  LastNameDekui
INNO HOLDINGS      INC. Liu
Comapany
March      NameINNO HOLDINGS INC.
       8, 2023
March3 8, 2023 Page 3
Page
FirstName LastName
Executive and Director Compensation, page 79

11. Please finalize all information within brackets in this section and throughout the registration statement.
Lock-up Agreements, page 95

12. Please disclose the "certain other exceptions" mentioned in the first paragraph of this section.
Notes to Consolidated Financial Statements
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies Subsequent Events, page F-13

13. Please revise to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.
Note 13 - Concentration of Risk, page F-20

14. Please revise to separately disclose the total revenue from each customer that accounted for more than 10% of your revenue for each period presented pursuant to ASC 280-10-50-
         42. In this regard, we note your disclosure that three customers accounted for 91% of your total revenue for the year ended September 30, 2021.
Exhibits

15. Please ensure that you file as separate exhibits the consents of the board members.
General

16. If your operations have experienced or are experiencing inflationary pressures or rising costs, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.
         Please also revise to identify actions planned or taken, if any, to mitigate inflationary pressures.
17. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in
         light of Russia   s invasion of Ukraine. For example, discuss whether
you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
 Dekui Liu
INNO HOLDINGS INC.
March 8, 2023
Page 4
           experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
           be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or be exposed to supply chain risk in light of Russia s invasion of
       Ukraine and/or related geopolitical tension or have sought, made or announced plans to
          de-globalize    your supply chain.
       Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
18. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or
       others since Russia   s invasion of Ukraine and whether you have taken
actions to mitigate
       such potential risks.
19. Please describe the extent and nature of the role of the board of directors in overseeing
       cybersecurity risks, including in connection with the company   s supply
       chain/suppliers/service providers.
20. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Also discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
21. Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources.
        You may contact SiSi Cheng, Staff Accountant, at 202-551-5004 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                              Sincerely,
FirstName LastNameDekui Liu
Comapany NameINNO HOLDINGS INC.                               Division of
Corporation Finance
March 8, 2023 Page 4                                          Office of
Manufacturing
cc:
FirstName Michael J. Blankenship
          LastName